P.E. 2/21/02

02016694

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of February 21, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated February 20, 2002;
2. Press Release, dated February 21, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA TRADING HALTED ON WARSAW STOCK EXCHANGE ON NETIA'S REQUEST AND ON NASDAQ PENDING PROVISION OF ADDITIONAL INFORMATION

WARSAW, Poland -- February 20, 2002 -- Netia Holdings S.A. (Nasdaq: NTIA, WSE: NET) Poland's largest alternative provider of fixed-line telecommunications services, today announced that the trading of its shares on the Warsaw Stock Exchange was halted between 12:00 p.m. and 2 p.m. on Tuesday, February 19, 2002, at the Company's request. The trading of its American Depositary Shares ("ADSs") on the Nasdaq National Market was halted yesterday by Nasdaq prior to the start of the trading day. Trading was initially halted pending the dissemination of material news about the Company. Shortly thereafter, Nasdaq changed Netia's trading halt status to "additional information requested" from the Company. The Company is in the process of responding to Nasdaq's request for additional information, and trading will remain halted on Nasdaq until Netia has satisfied Nasdaq's request.

Netia is the leading alternative fixed-line telecommunications provider in Poland. Netia provides a broad range of telecommunications services including voice, data and Internet-access and commercial network services. Netia's ADSs are listed on the Nasdaq National Market (NTIA), and the Company's ordinary shares are listed on the Warsaw Stock Exchange. Netia owns, operates and continues to build a state-of-the-art fiber-optic network that, as at September 30, 2001, had connected 343,634 active subscriber lines, including 93,713 business lines. Netia currently provides voice telephone services in 24 territories throughout Poland, including in six of Poland's ten largest cities.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on April 30, 2001, its Current Report on Form

- more -

6-K filed with the Commission on May 15, 2001, its Current Report on Form 6-K filed with the Commission on August 7, 2001, its Current Report on Form 6-K filed with the Commission on November 6, 2001, and its Current Report on Form 6-K filed with the Commission on January 18, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

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netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA FILES SECTION 304 PETITION IN UNITED STATES

WARSAW, Poland -- February 21, 2002 – Netia Holdings S.A. (Nasdaq: NTIA, WSE: NET) Poland's largest alternative provider of fixed-line telecommunications services, today announced that Netia and two of its subsidiaries, Netia Telekom S.A. and Netia South Sp. z o.o., filed petitions to commence cases pursuant to Section 304 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York on February 20, 2002. These petitions are ancillary to arrangement proceedings for Netia and these two subsidiaries which were filed in Poland on the same date. The Bankruptcy Court in New York issued a temporary restraining order enjoining all persons and entities from taking actions against Netia's assets and interests in the United States.

Netia is the leading alternative fixed-line telecommunications provider in Poland. Netia provides a broad range of telecommunications services including voice, data and Internet-access and commercial network services. Netia's American Depositary Shares ("ADSs") are listed on the Nasdaq National Market (NTIA), and the Company's ordinary shares are listed on the Warsaw Stock Exchange. Netia owns, operates and continues to build a state-of-the-art fiber-optic network that, as at September 30, 2001, had connected 343,634 active subscriber lines, including 93,713 business lines. Netia currently provides voice telephone services in 24 territories throughout Poland, including in six of Poland's ten largest cities.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on April 30, 2001, its Current Report on Form 6-K filed with the Commission on May 15, 2001, its Current Report on Form 6-K filed with the Commission on August 7, 2001, its Current Report on Form 6-K filed with the Commission on November 6, 2001, and its Current Report on Form 6-K filed with the Commission on January 18, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2002.

NETIA HOLDINGS S.A.

By: ____________________
Name: Kjell-Ove Blom
Title: acting President

By: ____________________
Name: Avraham Hochman
Title: VP Finance